UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Avid Technology, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05367P100

(CUSIP Number)

lauren taylor wolfe

Christian Asmar

Impactive capital lp

152 West 57th Street, 17th Floor

New York, New York 10019

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 17, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,895,445
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,895,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,895,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 05367P100

-

1	NAME OF REPORTING PERSON

Impactive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,895,445
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,895,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,895,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

PN, IA

3

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,895,445
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,895,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,895,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Lauren Taylor Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,895,445
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,895,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,895,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Christian Asmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,960 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,895,445
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,960 (1)
	10	SHARED DISPOSITIVE POWER

3,895,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,904,405 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

(1) Includes 8,960 Shares underlying Restricted Stock Units (“RSU”) awarded to Mr. Asmar in his capacity as a director of the Issuer which will vest in under 60 days, as further described in Item 6.

6

CUSIP No. 05367P100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(a) is hereby amended to add the following:

Prior to the filing of this Amendment No. 2, Impactive Sierra relinquished all voting and dispositive power over the Shares directly owned by it to Impactive GP and Impactive Capital and is no longer included as a Reporting Person hereunder. The remaining Reporting Persons will continue filing joint statements on Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The 3,895,445 Shares beneficially owned by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 3,895,445 Shares beneficially owned by the Reporting Persons is approximately $28,044,136, including brokerage commissions.

The 8,960 Shares beneficially owned directly by Mr. Asmar were awarded to him in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 43,210,481 Shares outstanding as of March 4, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 9, 2020.

A.	Impactive GP and Impactive Capital
(a)	Each of Impactive GP and Impactive Capital may be deemed to beneficially own 3,895,445 Shares.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,895,445
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,895,445
(c)	The transactions in the Shares during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
7

CUSIP No. 05367P100

B.	Impactive Capital GP
(a)	As the general partner of Impactive Capital, Impactive Capital GP may be deemed to beneficially own the 3,895,445 Shares beneficially owned by Impactive Capital.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,895,445
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,895,445
(c)	The transactions in the Shares during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
C.	Ms. Taylor Wolfe
(a)	Ms. Taylor Wolfe, as a Managing Member of each of Impactive GP and Impactive Capital GP, may be deemed to beneficially own the 3,895,445 Shares beneficially owned by Impactive GP and Impactive Capital GP.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,895,445
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,895,445
(c)	The transactions in the Shares during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
D.	Mr. Asmar
(a)	As of the close of business on March 17, 2020, Mr. Asmar directly beneficially owned 8,960 Shares. Mr. Asmar, as a Managing Member of each of Impactive GP and Impactive Capital GP, may be deemed to beneficially own the 3,895,445 Shares beneficially owned by Impactive GP and Impactive Capital GP.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 8,960
2. Shared power to vote or direct vote: 3,895,445
3. Sole power to dispose or direct the disposition: 8,960
4. Shared power to dispose or direct the disposition: 3,895,445
(c)	The transactions in the Shares during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

8

CUSIP No. 05367P100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 5, 2019, Mr. Asmar received, in his capacity as a director to the Board of Directors of the Issuer, a RSU award relating to 8,960 Shares, which will vest in full on the earlier of the date of the Issuer’s 2020 annual meeting of stockholders or May 2, 2020. Each RSU represents the contingent right to receive one Share.

On March 13, 2020, the Purchase Plan Agreement disclosed in the original Schedule 13D was terminated.

On March 17, 2020, Impactive Sierra Fund LP and Impactive Capital Master Fund LP (collectively, the “Funds”), each of whom are affiliates of the Reporting Persons, entered into a Securities Purchase Plan Agreement (the “2020 Purchase Plan Agreement”) with UBS Securities LLC (“UBS”) for the purpose of establishing a trading plan to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Exchange Act, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.

The 2020 Purchase Plan Agreement allows for the purchase of Shares by UBS on behalf of the Funds. Shares purchased pursuant to the 2020 Purchase Plan Agreement may only be purchased in accordance with trading parameters adopted by the Funds, and there can be no assurance as to how many Shares, if any, will be purchased pursuant to the 2020 Purchase Plan Agreement or at what price any such Shares will be purchased. A copy of the 2020 Purchase Plan Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Securities Purchase Plan Agreement by and among Impactive Sierra Fund LP, Impactive Capital Master Fund LP and UBS Securities LLC, dated March 17, 2020.

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CUSIP No. 05367P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2020

Impactive Capital GP LLC

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital LP

By:	Impactive Capital LLC
its general partner

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital LLC

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

/s/ Lauren Taylor Wolfe
Lauren Taylor Wolfe

/s/ Christian Asmar
Christian Asmar

10

CUSIP No. 05367P100

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

Purchase of Common Stock	1,652	5.9905	03/13/2020
Purchase of Common Stock[1]	153,060	5.9198	03/16/2020
Purchase of Common Stock	11,874	5.8975	03/17/2020

__________________

1 The price reported for this transaction is a weighted average price. The Shares were purchased on March 16, 2020 in multiple transactions at prices ranging from $5.814 to $5.9657, inclusive. The Reporting Persons undertake to provide to any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the ranges set forth in this footnote.